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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                     OLYMPIC CASCADE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.02 par value
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   68158N106
          ---------------------------------------------------------------
                                 (CUSIP Number)

          Morton M. Rosenfeld, Esq., Rosenfeld & Wolff (310) 556-1221
           2049 Century Park East, Suite 600, Los Angeles, CA 90067
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               December 2, 1997
          ---------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 6 pages
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                                  SCHEDULE 13D

-----------------------------                          -------------------------
    CUSIP No. 68158N106                                    Page 2 of  6 Pages
-----------------------------                          -------------------------

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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Marshall S. Geller
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

   PF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
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              7.  SOLE VOTING POWER

  NUMBER OF                ---
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY
   EACH                159,858
 REPORTING    ------------------------------------------------------------------
  PERSON      9.  SOLE DISPOSITIVE POWER
   WITH
                       159,858
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                           ---
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    159,858
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
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          Amendment No. 1 to Schedule 13D of Marshall S. Geller, an individual
("Geller") continues as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Geller used personal funds of $135,000 to acquire the 27,000 shares of common stock of Olympic Cascade Financial Cor poration (the "Issuer") described in Item 5(c) hereof.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Geller has no present intention of taking any actions which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate trans action, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted or to cease to be authorized to be quoted in the NASDAQ Inter-Dealer Quotation System; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

          However, Geller intends to follow closely the policies and practices of the Issuer, the financial performance of the Issuer and the market price of the Issuer's common stock. Geller may elect to purchase more shares of the Issuer's common stock or to dispose of all or a portion of his shares subject to the con tractual limitations to which he is subject pursuant to an Investor Rights Agreement between the Issuer and Geller, among others. See Item 6 hereof. Such determination will depend on a number of factors, including without limitation, the prospects and plans of the Issuer and the personal plans of Geller, including the avail ability of funds and the consideration of alternative investments, which Geller reviews on a continuing basis.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Geller owns beneficially 159,858 shares of the Issuer's common stock, including 16,537 shares underlying presently

                               Page 3 of 6 pages
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exercisable warrants, which 159,858 shares represent approximately 10.4% of the outstanding shares of the Issuer's common stock.

          (b) Geller has sole dispositive or investment power over the 159,858 shares beneficially owned. Pursuant to an existing Voting Agreement between the Issuer and Geller, among others, Geller has shared voting power over the 159,858 shares. Such Voting Agreement requires Geller to vote all of his shares in favor of the election of the person or persons nominated by the Issuer's Board of Directors to serve as directors. On all other matters, Geller has unrestricted power to vote his beneficially owned shares.

          (c) On December 2, 1997, Geller acquired 27,000 shares of the Issuer's common stock in a market transaction at a price of $5 per share. Such 27,000 shares are adjusted to 28,350 shares herein to account for the 5% stock dividend effected by the Issuer on December 8, 1997 and are included in the aggregate of 159,858 shares beneficially owned by Geller. The original Issuer shares acquired by Geller in March, 1997 as reported on this Schedule 13D are also adjusted for 5% stock dividends effected by the Issuer on May 20, 1997 and August 29, 1997.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          All of the shares of the Issuer's common stock bene ficially owned by Geller are subject to an Investor Rights Agree ment between the Issuer and Geller, among others. Pursuant to such agreement, Geller is entitled to certain demand registration rights on the shares originally acquired by Geller in March, 1997, which demand rights are currently exercisable. Geller may elect to exer cise such demand registration rights by furnishing written notice to the Issuer as required by such agreement. Should Geller deter mine to exercise such demand registration rights, the Issuer would be required to register approximately 114,500 of Geller's shares together with the other shares issued concurrently with the shares issued to Geller in March, 1997. An aggregate of approximately 289,000 shares would be included in such registration statement if Geller determines to elect his demand registration rights. Pur suant to other terms of the Investor Rights Agreement, Geller is prohibited from selling any shares of the Issuer's common stock until March 17, 1998. Additionally, until March 17, 1999, the Issuer holds a right of first refusal as to transfer of certain shares originally acquired by Geller. For additional information, see the Investor Rights Agreement attached as Exhibit 7.2 hereto.

                               Page 4 of 6 pages
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ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following is filed as an exhibit to this Amendment No. 1 to
Schedule 13D:

          Exhibit 7.2: Investor Rights Agreement dated March 17, 1997 by and between, among others, Olympic Cascade Financial Corporation and Marshall S. Geller.

                               Page 5 of 6 pages
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state ment is true, complete and correct.


                                             /s/ Marshall S. Geller
                                            -----------------------------
                                            MARSHALL S. GELLER


Date:  January 29, 1998

                               Page 6 of 6 pages